UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Amendment No. 1

MERITAGE HOSPITALITY GROUP INC.
(Name of the Issuer)

MERITAGE HOSPITALITY GROUP INC.
Robert E. Schermer, Jr.
Robert E. Schermer, Sr.
(Name of Person(s) Filing Statement)

Common Shares, $0.01 par value
(Title of Class of Securities)

59000K 10 1
(CUSIP Number of Class of Securities)

James R. Saalfeld, Esq.
Vice President & General Counsel
Meritage Hospitality Group Inc.
Suite 100
3210 Eagle Run Drive, N.E.
Grand Rapids, Michigan 49525
(616) 776-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

[X]	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

[ ]	b.	The filing of a registration statement under the Securities Act of 1933.

[ ]	c.	A tender offer.

[ ]	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a)
are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction		Amount of filing fee
valuation*	176,720.25	$19.00

*Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of 33,661 Common Shares $0.01 par value per share, for $5.25 per Common Share in cash in lieu of issuing fractional shares to holders of less than one Common Share after the proposed reverse stock split.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$19.00

Form or Registration No.:	Schedule 13E-3 (File No. 5-40972)

Filing Party:	Meritage Hospitality Group Inc., Robert E. Schermer, Jr. and Robert E. Schermer, Sr.

Date Filed:	August 21, 2006

Introduction

This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed by Meritage Hospitality Group Inc. (the “Company”), Robert E Schermer, Jr. and Robert E. Schermer, Sr. (collectively, the “Filing Persons”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, and Rule 13e-3 promulgated thereunder on August 21, 2006 in connection with a going private transaction. The Filing Persons are proposing that the Company’s shareholders adopt amendments to the Company’s articles of incorporation that will result in a reverse/forward stock split transaction. If the split transaction is completed, the Company’s shareholders of record who hold only fractional shares after giving effect to the 1-for-300 reverse stock split will receive a payment of $5.25 per share for each pre-split share. If the split transaction is completed, shareholders of record with less than 300 shares prior to the reverse stock split will have no interest in the Company and will become entitled only to a cash payment for their shares. The Company expects to pay approximately $175,000 in total to its shareholders in the reverse stock split. After the Company completes the reverse stock split and identifies those shareholders entitled to payment for their pre-split shares, it will complete a forward stock split in which each share of common stock will be converted into 300 shares of common stock post-split. As a result, shareholders of record who hold 300 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction. The effect of the split transaction will be to reduce the number of shareholders of record to fewer than 300, which will allow the Company to suspend its reporting obligations.

This Amendment No. 1 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with the filing of Amendment No. 1 to the Company’s preliminary proxy statement on Schedule 14A filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934. The information contained in the proxy statement is hereby expressly incorporated in this Schedule 13E-3 by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

Item 1.    Summary Term Sheet.

The Summary Term Sheet is incorporated in this Schedule 13E-3 by reference to the Item “Summary Term Sheet” of the preliminary proxy statement being filed with the Securities and Exchange Commission on a Schedule 14A on October 6, 2006 (the “Proxy Statement”).

Item 2.    Subject Company Information.

(a)	Name and address. Meritage Hospitality Group Inc. (the “Company”), 3210 Eagle Run Drive, N.E., Suite 100, Grand Rapids, Michigan 49525, telephone number (616) 776-2600.

(b)	Securities. The Company had 5,440,178 Common Shares, $.01 par value per share, outstanding as of September 26, 2006.

(c)	Trading Market and Price. Information regarding the trading market and price is incorporated in this Schedule 13E-3 by reference to the Item “Market Price of Common Shares and Dividends” of the Proxy Statement.

(d)	Dividends. Information regarding dividends is incorporated in this Schedule 13E-3 by reference to the Item “Market Price of Common Shares and Dividends” of the Proxy Statement.

(e)	Prior public offerings. Not Applicable.

(f)	Prior stock purchases.

The Company

Period	No. of Shares	Range of Prices	Average Price
July 26, 2004 through August 29, 2004	1,000	$5.03-$5.03	$5.03
August 30, 2004 through November 28, 2004	4,500	$5.07-$5.07	$5.07
November 29, 2004 through February 27, 2005	16,500	$5.01-$5.09	$5.04
February 28, 2005 through May 29, 2005	10,600	$5.04-$5.11	$5.06
May 30, 2005 through August 28, 2005	64,378	$4.91-$5.15	$4.94
August 29, 2005 through November 27, 2005	3,800	$4.80-$4.98	$4.83
November 28, 2005 through February 26, 2006	13,144	$4.67-$4.72	$4.70
February 27, 2006 through May 28, 2006	9,900	$4.14-$4.66	$4.64
May 29, 2006 through August 27, 2006	8,200	$4.00-$4.35	$4.17

Robert E. Schermer, Jr.

Period	No. of Shares	Range of Prices	Average Price
July 26, 2004 through August 29, 2004	800	$5.08-$5.16	$5.13
August 30, 2004 through November 28, 2004	2,400	$4.94-$5.05	$4.97
November 29, 2004 through February 27, 2005	24,200	$4.95-$5.29	$5.12
February 28, 2005 through May 29, 2005	119,700	$1.50-$5.18	$2.21
May 30, 2005 through August 28, 2005	31,900	$2.35-$5.35	$2.50
August 29, 2005 through November 27, 2005	600	$4.70-$4.89	$4.83
November 28, 2005 through February 28, 2006	650	$4.65-$4.75	$4.69
March 1, 2006 through May 28, 2006	900	$4.15-$4.65	$4.41
May 29, 2006 through August 27, 2006	221,667	$5.25-$5.25	$5.25

Robert E. Schermer, Sr.

Period	No. of Shares	Range of Prices	Average Price
July 26, 2004 through August 29, 2004	None	None	None
August 30, 2004 through November 28, 2004	1,697	$5.00-$5.08	$5.02
November 29, 2004 through February 27, 2005	500	$5.05-$5.05	$5.05
February 28, 2005 through May 29, 2005	570	$5.27-$5.27	$5.27
May 30, 2005 through August 28, 2005	696	$5.12-$5.23	$5.20
August 29, 2005 through November 27, 2005	901	$4.89-$4.99	$4.93
November 28, 2005 through February 28, 2006	431	$4.65-$4.65	$4.65
March 1, 2006 through May 28, 2006	None	None	None
May 29, 2006 through August 27, 2006	484	$4.14-$4.14	$4.14

Item 3.    Identity and Background of Filing Person.

(a)	Name and address. Each of the Company, Robert E. Schermer, Jr. and Robert E. Schermer, Sr. is a filing person of this Schedule 13E-3. The Company is the subject Company. The Company’s business address and business telephone number are provided in Item 2(a) above. The business address and telephone number of Mr. Schermer, Jr. is the same as that of the Company. The business address and telephone number of Mr. Schermer, Sr. is the same as that of the Company.

Information regarding The executive officers and directors of the Company is set forth in the Item “Directors and Executive Officers” of the Proxy Statement.

(b)	Business and background entities. Not Applicable.

(c)

Business and background of natural person. Information regarding any person specified in Instruction C who is a natural person is incorporated in this Schedule 13E-3 by reference to the Items “Directors and Executive Officers,” and “Principal Shareholders” of the Proxy Statement.

Item 4.    Terms of the Transaction.

(a)

Material terms. Information regarding the material terms of the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Items “Special Factors” and “Additional Information Regarding the Transaction- Material Terms” of the Proxy Statement.

(b)	Not applicable.

(c)

Different terms. Information regarding different terms in connection with the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Additional Information Regarding the Transaction — Treatment of Fractional Shares” of the Proxy Statement.

(d)

Appraisal rights. Information regarding appraisal rights in connection with the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Additional Information Regarding the Transaction — Appraisal Rights” of the Proxy Statement.

(e)

Provisions for unaffiliated security holders. Information regarding provisions for unaffiliated security holders is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Fairness of the Transaction” of the Proxy Statement.

(f)	Eligibility for listing or trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. Not applicable.

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under “Special Factors — Fairness of the Transaction” is incorporated in this Schedule 13E-3 by reference.

(c)	Negotiations or Contacts. Not applicable.

(d)	Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)	Uses of Securities Acquired. Information regarding the use of the securities is incorporated in this Schedule 13E-3 by reference to the Item “Additional Information Regarding the Transaction — Effective Date” of the Proxy Statement.

(c)	Plans.

(c)(1)	None.

(c)(2)	None.

(c)(3)	None.

(c)(4)	None.

(c)(5)	None.

(c)(6)	Information regarding plans that relate to any class of equity securities to be delisted is incorporated in this Schedule 13E-3 by reference to the Item “Additional Information Regarding the Transaction — Deregistration of Common Shares” of the Proxy Statement.

(c)(7)	Information regarding plans that relate to the Company becoming eligible for termination of registration is incorporated in this Schedule 13E-3 by reference to the Item “Additional Information Regarding the Transaction — Deregistration of Common Shares” of the Proxy Statement.

(c)(8)	Information regarding plans that relate to the suspension of the Company’s reporting obligation is incorporated in this Schedule 13E-3 by reference to the Item “Additional Information Regarding the Transaction — Suspension of Public Reporting Obligations” of the Proxy Statement.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. Information regarding the purposes of the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Purpose of the Transaction” of the Proxy Statement.

(b)	Alternatives. Information regarding alternatives to the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Alternatives to the Transaction” of the Proxy Statement.

(c)	Reasons. Information regarding the reasons for the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Reasons for the Transaction and Timing of the Transaction” of the Proxy Statement.

(d)	Effects. Information regarding the effects of the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Effects of the Transaction” of the Proxy Statement.

Item 8.    Fairness of the Transaction.

(a)	Fairness. Information regarding the fairness of the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Fairness of the Transaction” of the Proxy Statement.

(b)	Factors considered in determining fairness. Information regarding the factors considered in determining the fairness of the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Fairness of the Transaction” of the Proxy Statement.

(c)	Approval of security holders. The 13e-3 transaction has not been structured to require the approval of at least a majority of unaffiliated holders of Common Shares. Information regarding the approval of security holders of the going private transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Fairness of the Transaction” of the Proxy Statement.

(d)	Unaffiliated representative. Information regarding unaffiliated representatives in connection with the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Fairness of the Transaction” of the Proxy Statement.

(e)	Approval of directors. A majority of the directors of the Company who are not employees of the Company approved the transactions contemplated by this Schedule 13E-3. Additional information regarding the approval by directors of the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Fairness of the Transaction” of the Proxy Statement.

(f)	Other offers. Not Applicable.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations.

(a)	Report, opinion or appraisal. Information regarding reports, opinions, or appraisals in connection with the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Fairness Opinion of Financial Advisor” of the Proxy Statement.

(b)	Preparer and summary of the report, opinion or appraisal. Information regarding the preparer and a summary of the fairness opinion is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Opinion of Financial Advisor” of the Proxy Statement.

(c)	Availability of documents. Information regarding the availability of the fairness opinion is incorporated in this Schedule 13E-3 by reference to the Item “Special Factors — Fairness Opinion of Financial Advisor” of the Proxy Statement.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a)	Source of funds. Information regarding the sources of funds for the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Additional Information Regarding the Transaction — Source of Funds and Expenses” of the Proxy Statement.

(b)	Conditions. None.

(c)	Expenses. Information regarding the expenses is incorporated in this Schedule 13E-3 by reference to the Item “Additional Information Regarding the Transaction – Source of Funds and Expenses” of the Proxy Statement.

(d)	Borrowed funds. Not applicable.

Item 11.    Interest in Securities of the Subject Company.

(a)	Securities ownership. Information regarding ownership of the Company’s securities is incorporated in this Schedule 13E-3 by reference to the Item “Principal Stockholders” of the Proxy Statement.

(b)	Securities transactions

The Company

On August 27, 2006, the Company issued 2,992 Common Shares to its non-employee directors under its Director Compensation Plan at the Common Share price (determined under the terms of such Plan) equal to the average closing price of the Common Shares on the American Stock Exchange for the five trading days prior to the end of each quarter.

Robert E. Schermer, Jr. On July 31, 2006, a limited liability company solely owned by Mr. Schermer, Jr. acquired 221,667 Common Shares in a private transaction at a price of $5.25 per share.

Robert E. Schermer, Sr. None.

Item 12.    The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction. Information regarding intent to vote in the 13e-3 transaction is incorporated in this Schedule 13E-3 by reference to the Item “Directors and Executive Officers” of the Proxy Statement.

(e)	Recommendations of others. Information regarding recommendations of others is incorporated in this Schedule 13E-3 by reference to the Item “Directors and Executive Officers” and “Special Factors — Fairness of the Transaction” of the Proxy Statement.

Item 13.    Financial Information.

(a)	Financial information. Financial information is incorporated by reference to the Item “Financial Information” of the Proxy Statement.

(b)	Pro forma information. Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. None.

(b)	Employees and corporate assets. Other than the employees and officers of the Company used in connection with the proposal, analysis, consideration, approval and execution of the 13e-3 transaction, no employee, officer, or asset of the Company has been or will be used in connection with the 13e-3 transaction.

Item 15.    Additional Information.

(b)	Other material information. Information in the Proxy Statement is incorporated in this Schedule 13E-3 by reference.

Item 16.    Exhibits.

(a)	(1) Proxy Statement sent to security holders of Meritage Hospitality Group Inc. in connection with the going private transaction (incorporated in this Schedule 13E-3 by reference to the Proxy Statement).

(b)	Not Applicable.

(c)	Fairness Opinion of Donnelly Penman & Partners (incorporated in this Schedule 13E-3 by referenced to the Proxy Statement).

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERITAGE HOSPITALITY GROUP INC.

By:   /s/ Robert E. Schermer, Jr.

(Signature)

Robert E. Schermer, Jr., President and Chief Executive Officer
(Name and Title)

October 6, 2006
(Date)

/s/ Robert E. Schermer, Jr.
Robert E. Schermer, Jr.

October 6, 2006
(Date)

/s/ Robert E. Schermer, Sr.
Robert E. Schermer, Sr.

October 6, 2006
(Date)